Mail Stop 3561

April 9, 2008

<u>Via Fax & U.S. Mail</u>

Mr. James C. France, Chief Executive Officer
International Speedway Corporation
1801 West International Speedway Boulevard
Daytona Beach, Florida 32114

>   **Re: International Speedway Corporation**
>   **Form 10-K for the fiscal year ended November 30, 2007**
>   **Filed January 29, 2008**
>   **File No. 000-02384**

Dear Mr. France:

We have reviewed your response dated March 19, 2008 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended November 30, 2007

Financial Statements, page 47

Notes to Consolidated Financial Statements, page 54

Note 6: Equity Investments, page 61

1.   We note your response to our prior comment 3; however, we do not believe your revised disclosures to be fully responsive to our request for robust disclosure in future filings. As previously requested, please address how you considered the impairment indicators mentioned in our previous comment, the guidance in paragraph 19 (h) of APB No.18 and your basis for concluding that no impairment of equity investments was necessary for 2007. Your revised disclosure should include, but not be limited to, a discussion of your facts, assumptions, and methods used in concluding that Motorsports Authentics, LLC has the ability to overcome its sustained net losses, which have occurred every year since its acquisition date and its negative net operating cash flow position in 2007. Additionally, reference is made to your proposed revised disclosure in your response to our prior comment 3, where you state that "…When, in the opinion of management, such declines below carrying value are considered to be "other-than-temporary", such equity investments are written-down to their estimated fair value…" We believe this disclosure is vague and does not disclose the criteria used by management in coming up with their opinion that a loss in value of the company's equity investments is other than a temporary decline. In this regards, please include in your proposed future disclosure quantitative and qualitative information regarding the circumstance that would cause management to believe that a loss in value of the company's equity investments would be other-than-temporary (specifically addressing the equity investment in SMISC, LLC). Please fully explain and provide us with your proposed disclosure in your response. We may have further comments upon review of your response.

You may contact Heather Clark at 202-551-3624 or Jeff Jaramillo at 202-551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief